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April 24, 2009

BY EDGAR AND FASCIMILE

Melissa Campbell Duru, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549-0303

Re:	Amylin Pharmaceuticals, Inc.

Preliminary Proxy Statement on Schedule 14A filed April 3, 2009

Filed by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Marina S. Bozilenko, Charles M. Fleischman, William A. Nuerge, Jay Sherwood

File No. 000-19700

Soliciting Materials on Schedule 14A filed March 9, March 30, March 31, and April 3, 2009

File No. 000-19700

Dear Ms. Duru,

On behalf of Eastbourne Capital Management L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Marina S. Bozilenko, Charles M. Fleischman, William A. Nuerge and Jay Sherwood (collectively, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the United States Securities and Exchange

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Commission (the “Commission”) contained in your letter to Daniel S. Sternberg, dated April 14, 2009 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in bold with the response immediately following each bolded comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Preliminary Proxy Statement on Schedule 14A filed April 3, 2009 (the “Preliminary Proxy Statement”).

Concurrently with the delivery of this letter, the Filing Persons are filing a revised preliminary proxy statement of even date (the “Revised Preliminary Proxy Statement”), containing the revisions described in this letter. For your convenience, we are providing supplementally a courtesy copy of the Revised Preliminary Proxy Statement, marked to show all changes from the Preliminary Proxy Statement.

Proxy Statement

General

1.	We understand the reasons why the proxy statement does not include a time, or location for the annual meeting. Advise us whether you intend to wait for the company to provide this required information before mailing your proxy statement. If you expect to mail your proxy materials prior to the receipt of this information, please advise us how you intend to update your disclosure or disseminate any supplemental proxy materials. We believe that reliance on Rule 14a-5(c) before Amylin distributes the information to stockholders is not permissible.

The Revised Preliminary Proxy Statement has been updated to reflect the filing of a definitive proxy statement by Amylin and to include the information referred to in the comment.

2.	Describe the provisions of the company’s governing instruments which you believe permit you to call a vote on your proposal at the annual meeting. Please also describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.

The Revised Preliminary Proxy Statement has been revised to address the Staff’s comment.

Proposal 1: Election of Directors

3.	We note your statement on page 2 that the company’s board “has not responded to Eastbourne’s requests” dated March 9 and April 3, 2009. We further note that the company filed soliciting materials on April 7, 2009 responding to your April 3, 2009 letter. Please update your disclosure.

The Revised Preliminary Proxy Statement has been revised to address the Staff’s comment by removing the cited statement.

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4.	Eastbourne discloses the potential adverse consequences that may occur should the election result in six or more non-Management nominees being elected to the Board. Please revise to quantify the approximate dollar amount of the debt that could become payable should the provisions in the indenture and/or the credit agreement be deemed to have been triggered.

The Revised Preliminary Proxy Statement has been revised to address the Staff’s comment.

The Eastbourne Nominees, page 3

5.	Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual’s business experience for the past five years and disclose the dates of experience by month and year, as necessary. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note that such information is lacking in the business description of the following individuals: Ms. Bozilenko, Mr. Fleischman, and Mr. Nuerge.

The Revised Preliminary Proxy Statement has been revised to address the Staff’s comment by including revised biographical information for each of the nominees.

6.	We note your statement on page 5 that the participants reserve the right to nominate a substitute candidate for election as director. Advise us, with a view towards revised disclosure, whether the participants are required to identify such replacement candidates in order to comply with any applicable company advance notice bylaw. In addition, revise to provide the biographical information with respect to the replacement candidate nominee(s) who may be invited to serve should the nominees for director who have consented to be named and to serve if elected are not able to do so. Rule 14a-4(d)(1), as the participants are aware, does not confer the authority to vote for any person who is not a bona fide nominee.

Rule 14a-4(c)(5) under the Exchange Act permits the exercise of discretionary authority pursuant to a proxy in the election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve. On the basis of such rule, we believe the Filing Persons are permitted to use any proxies they obtain for the election of substitute nominees, should any of their nominees become unable to serve or for good cause will not serve. The Revised Preliminary Proxy Statement has been revised to clarify that the circumstances under which such discretionary authority may be exercised are limited to those described in Rule 14a-4(c)(5).

Revocation of Proxies

7.	We note your statement on page 9 that if a stockholder mailed a company proxy card, he or she may revoke it before it is voted by mailing a duly executed white

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proxy card to Eastbourne. Please expand your disclosure to clarify that generally, only the shareholders’ last dated proxy will count and serve as a revocation of any prior proxy submitted. Clarify that shareholders may also revoke their proxies by submission of a later dated proxy vote by telephone or over the Internet as described on the proxy card.

The Revised Preliminary Proxy Statement has been revised to address the Staff’s comment by including disclosure to clarify that only a shareholder’s last dated proxy card will count and serve as a revocation of any prior proxy submitted.

Solicitation of Proxies

8.	It appears that you intend to solicit proxies in person, via mail, courier services, advertising, telephone, facsimile or other electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Filing Persons confirm their understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.

9.	You indicate on page 10 that your managers, officers, other employees and Nominees may solicit proxies by “other electronic means.” If “other electronic means” include the internet, please advise us whether Eastbourne plans to solicit via internet chat rooms, and if so, tell us which websites it plans to utilize.

The Filing Persons do not currently intend to solicit proxies via any Internet chat rooms. In the event that intention changes, the Filing Persons undertake to inform the Staff on a supplemental basis.

10.	Please confirm that you will post your proxy materials on a specified, publicly accessible Internet web site (other than the Commission’s EDGAR web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials, or advise. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

We acknowledge the Staff’s comment although we respectfully submit that, as we read it, Rule 14a-16 is not applicable to any persons other than registrants except to the extent a soliciting person other than a registrant chooses, pursuant to Rule 14a-16(1), to solicit proxies by means of internet access pursuant to the rule. If we are mistaken, the Filing Persons will post their proxy materials on a specified, publicly-accessible Internet web site (other than the Commission’s EDGAR web site) and we have revised the Revised Preliminary Proxy Statement to address the Staff’s comment in the event Rule 14a-16(l) mandates the Filing Persons to provide internet access to their proxy materials.

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11.	We note your statement on page 10 that proxies will be solicited by Eastbourne’s managers, officers and other employees. Please describe the class of “other employees” to be so employed, in accordance with Item 4(b)(2) of Schedule 14A.

The Revised Preliminary Proxy Statement has been revised to address the Staff’s comment.

Appendix I

12.	Please update, as necessary, the Appendix information with respect to the disclosure provided in response to Item 5(b) of Schedule 14A.

The Filing Persons confirm that the information provided in Appendix I with respect to the disclosure provided in response to Item 5(b) is current as of the date hereof and will be updated, as necessary.

13.	Please expand your disclosure to state the business address of each participant which is a beneficial owner of the company’s common stock. Refer to Item 5(b) of Schedule 14A.

The Revised Preliminary Proxy Statement has been revised to address the Staff’s comment by disclosing the business address of each participant that is a beneficial owner of the company’s common stock except for Mr. Nuerge and Mr. Fleischman. We have been informed by Mr. Nuerge and Mr. Fleischman that they do not currently maintain a business address outside of their homes and would prefer in the interest of their privacy and security not to disclose their home addresses. We do not believe that this information would be material to a shareholder under the circumstances and respectfully request the Staff’s indulgence in this regard. If you do not concur, however, both gentlemen will permit the disclosure of their home addresses.

Soliciting Materials filed on March 3, March 30, and March 31, 2009

14.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

•

“[T]he Company has accepted provisions in two of its key debt agreements that sharply constrain the freedom of the Company’s shareholders to nominate and elect directors of their own choosing, which calls into question the fairness of the upcoming election.…”

•	“[T]he Board does have the power to alleviate the ‘risk’ posed by the ‘poison puts.’”
•	“[T]hese type of provisions … deprive shareholders of the substantive right to freely nominate directors…”

Melissa Campbell Duru, Esq.	Page 6	April 24, 2009

•

“[I]f only two directors were to be replaced as contemplated by the Company’s announced slate, the Company’s long-reigning Chairman, a board member for over 15 years, would have been an obvious and appropriate choice to not stand for election.”

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

We respectfully submit that the factual basis for each of the first three statements of opinion or belief cited above is to be found in the plain language and the undisputed operation of the relevant provisions of Amylin’s indenture and credit agreement.

Amylin’s 2007 credit agreement (the “Credit Agreement”) and the indenture for Amylin’s convertible notes due 2014 (the “2007 Indenture”) each contain provisions that by their express terms place an upward limit on the number of directors nominated by shareholders without prior approval by the incumbent board who may be elected without giving rise to a default or triggering potentially adverse consequences to Amylin. We refer the Staff to the definition of “Fundamental Change” in the 2007 Indenture filed as Exhibit 4.1 to Amylin’s Form 8-K on June 8, 2007 and to the definition of “Change of Control” in the Credit Agreement filed as Exhibit 10.37 to Amylin’s Annual Report on Form 10-K for the year-ended December 31, 2007 filed on February 27, 2008. We are providing copies of the relevant pages supplementally for the convenience of the Staff.

Amylin has itself expressly disclosed the potential influence of these provisions on the impending election in its Definitive Proxy Statement on Schedule 14A, filed on April 20, 2009 (“As a result, if six or more of the nominees proposed by Icahn or Eastbourne are elected to our Board, the ‘change of control’ provision under our credit agreement will be triggered. Furthermore, a ‘fundamental change’ under the indenture for our convertible notes due 2014 will be triggered unless a majority of our existing directors approve those nominees.” Page 20)

The impact of the debt provisions on shareholder voting rights has also been remarked upon by impartial observers not engaged in the proxy solicitation, including Vice Chancellor Lamb of Delaware’s Court of Chancery during the hearing in the pending lawsuit brought by San Antonio Fire & Police Pension Fund at which he ordered an expedited trial on the merits of claims raised by the plaintiff and the proxy advisory firm, RiskMetrics Group, Inc. 1

[1]	We refer the Staff to page 32 of the transcript of the March 30, 2009 hearing in San Antonio Fire & Police Pension Fund v. Bradbury, et al., No. 4446-VCL. (“Since we need to get this done promptly, makes sense to me to limit the issue to that which really is of moment and consequence, which is the ability of stockholders to vote for any - - any of the persons whose nominations have at least been proposed to the board.”) as well as to RiskMetric’s M&A Edge Note “Amylin Pharma – The Poison Put Defense” (March 31, 2009). We are providing copies of these materials supplementally for the convenience of the Staff.

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Regardless of the conclusion one draws as to the enforceability or propriety of these provisions, which is a matter of judgment and opinion as to which reasonable people may differ, that they are applicable to the current election contest and that they operate to limit unauthorized nominations is, we believe, self-evident.

Similarly, we submit that there exists a factual basis that is, at the very least, reasonable, for the view that the board of directors possesses the power to “alleviate” (i.e., to lessen) the risk posed by the debt provisions. With respect to the 2007 Indenture, the power to authorize nominations is explicitly granted to the board; a fact acknowledged by Amylin in its proxy materials (as well as in pleadings filed in the San Antonio litigation). We note for example the statement on page 20 of Amylin’s Definitive Proxy Statement on Schedule 14A. (“The Company believes that its current Board of Directors has the ability to approve any nominees proposed for election by Icahn or Eastbourne at any time up to the election and avoid the occurrence of a “fundamental change” under the indenture for the convertible notes due 2014 in the event six or more of those nominees are ultimately elected.”)

The Filing Persons are aware that the Credit Agreement does not, in the context of a proxy fight, give the board the unilateral ability to avoid a default by approving shareholder nominees and respectfully submit that they have never asserted otherwise. We do believe, however, that it is self-evident there are measures that lie within the board’s power to lessen the impact of the provisions on the nomination and voting process, such as seeking a waiver from Amylin’s lenders . Amylin’s Definitive Proxy Statement now indicates that the board has in fact exercised its power, disclosing that the company has already contacted the administrative agent for the Credit Agreement to request an amendment or waiver of the proxy contest-related default.

With respect to the last of the cited statements, a quotation of Mr. Richard Barry, the Filing Persons respectfully submit that this statement is clearly Mr. Barry’s personal opinion in reaction to the Amylin board’s decision not to renominate two incumbent directors, each of whom was a former CEO of the company, while retaining the third former-CEO who has held a board seat for a particularly long period of years and who has served as chairman during a period that witnessed a dramatic decline in the market value of the company.

15.	We also noted the following disclosure:

•

“Shareholders who might otherwise wish to support one shareholder slate or the other may understandably be deterred, and led to settle for the management slate, by the indeterminate fear that a majority of non- incumbents could be elected – precipitating default.”

•

“There is no reason we know why the current Board could not approve the nomination of all properly noticed candidates – Eastbourne’s, Icahn’s or the management’s – and qualify all, if elected, as Continuing Directors for purposes of the indenture.”

•	“We cannot imagine what rationale directors could advance to a support such a failure to act other than to preserve themselves in office.”
•	“We would have thought that, if the Board wanted to demonstrate real change to shareholders, it would have proposed that new directors form a

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substantial minority on the Board. At the very least all three previous Amylin CEO’s who currently sit on the Board would have stood down.”

In future filings, please avoid making assertions regarding shareholders and the Board’s intentions without adequate factual foundation or clearly identify such statements as your opinion or belief.

The Filing Persons acknowledge the Staff’s comments.

16.	The materials you file assert that there is a “serious issue of corporate governance” stemming from the Company’s acceptance of provisions in two of its key debt agreements. Moreover, you suggest on page 3 of your letter that the Board and its directors may have worked with the lenders in crafting the provisions of the agreements with the purpose of “insulat[ing] the board of directors from the displeasure of the shareholders they serve.” Please provide objective support for this statement or in future filings provide corrective disclosure to remove the suggestion that the Board and its senior lenders worked to achieve such a goal.

The Filing Persons respectfully submit that the cited language is not fairly read as a suggestion by the Filing Persons that Amylin and its Board of Directors actually colluded with Amylin’s lenders in crafting the provisions of the agreements. The sentence from which the excerpt comes, which reads in full,: “[a] curious shareholder might well ask at whose instance such an exclusion was inserted and what legitimate interest Company’s senior lenders had in insulating the board of directors from the displeasure of the shareholders they serve,” is clearly formulated to pose a question that the Filing Persons believe would occur to a reasonable person and not as a declaration of an objective truth. We note that the same question has been asked by independent commentators on the pending proxy contest and the related San Antonio litigation.2 The Filing Persons will, however, in future filings avoid making any suggestion of collusion between Amylin and its lenders.

17.	Please disclose whether it is your belief that the provisions in the indenture and credit agreement are typical or atypical measures agreed upon between unrelated parties to lending agreements. To the extent it is your belief that such provisions are atypical, please provide us with objective and supporting documentation that provides the basis for your belief.

The Filing Persons do not have a view on whether the provisions in the indenture and credit agreement are typical or atypical measures and are not aware of any empirical analysis of

[2]

        See RiskMetric’s M&A Edge Note “Amylin Pharma – The Poison Put Defense” (March 31, 2009). (“We also wonder how hard potential targets like Amylin negotiate with their bankers and bondholders to eliminate or limit the scope of poison put arrangements.”) Also see Davidoff, Icahn, Amylin and the New Nuances of Activist Investing, The New York Times (April 20, 2009) (“Amylin has been sued by the San Antonio Fire & Police Pension Fund in Delaware Chancery Court over these provisions. On April 15, the company reached a partial settlement on these claims. The pension fund agreed to dismiss all but one of the breach of fiduciary duty claims based on Amylin’s assertions that it was not the party that proposed these terms. Instead, these terms were proposed for inclusion by the lenders or underwriters. Of course, how hard Amylin resisted is another story.” Emphasis added.)

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the question. We believe, based on general experience, that such provisions are neither uncommon nor ubiquitous. We note that in its letter addressed to the Filing Persons, dated April 7, 2009, and filed on Schedule 14A, Amylin stated that of 26 biotechnology companies identified by Amylin, 15 (58%) have similar provisions included in their indentures. By implication, 42% did not.

18.	Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Note (b) of Rule 14a-9. For example, you assert that Amylin has chosen to “intimidate shareholders and investors.” Similarly, you state that the Board is “hid[ing] behind the shield of poison puts” and is “pursu[ing] a campaign of financial terrorism.”

The Filing Persons acknowledge the Staff’s comments.

Soliciting Materials filed on April 3, 2009

19.	Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Note (b) of Rule 14a-9. For example, you assert that the Board’s reluctance to acknowledge requests made by Eastbourne regarding the provisions of the company’s debt agreements in your view “serve[d] to condone a distortion of the electoral process.suggest[ive] [of] an attitude toward the rights of shareholders reminiscent of the worst aspects of pre-Enron/Worldcom era corporate governance practices…”

The Filing Persons acknowledge the Staff’s comments.

20.	You imply that Amylin should do its “utmost” to neutralize the poison put provisions. Please ensure that future materials provide more balanced disclosure acknowledging the limitations imposed on Amylin by its lenders that limit the company’s ability to unilaterally effect waivers or amendments.

The Filing Persons acknowledge the Staff’s comments.

***

In addition to the changes noted above, a number of additional changes have been made to the Revised Preliminary Proxy Statement subsequent to its last review by the Staff. These changes consist of additions, deletions and corrections, some of them substantive and some stylistic or typographical in nature.

On behalf of the Filing Persons, we acknowledge that (i) each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Persons may not assert Staff

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comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Revised Preliminary Proxy Statement or these responses, please feel free to contact me at (212) 225-2630 or my colleagues, William A. Groll at (212) 225-2142 or Esther Farkas at (212) 225-2513. In addition, you may direct correspondence to any of us by facsimile at (212) 225-3999.

Sincerely,

Daniel S. Sternberg

cc:	Rose Zukin, Esq. (Division of Corporation Finance)

Nicholas Panos, Esq. (Office of Mergers and Acquisitions)

Eric Sippel, Esq.